EXHIBIT 99.1

Alvotech Reports Results for the First Nine Months of 2025 and Provides a Business Update

  Total revenues in the first nine months of the year were $420 million, a 24% increase from the same period last year
  Product and service revenue increased by 85%, to $237 million in the first nine months compared to the same period last year
  License and other revenue decreased by 13% to $182 million, compared to the same period last year
  Adjusted EBITDA in the first nine months of the year was $68 million, a 21% decrease from the same period last year, driven by higher R&D investments to accelerate pipeline expansion and lower licensing revenues in the period.
  Phasing of revenues in 2024 resulted in Q2 being the best quarter of the year, while Q4 of is expected to be the best quarter of 2025
  Revised full year outlook for total revenues is $570 -$600 million and for Adjusted EBITDA $130 -$150 million, as announced on November 2, 2025. Strong orderbook for product launches in Q4 in ex-US markets will set Alvotech up for continued growth in 2026
  In Q3, three new biosimilars were approved in Japan, and were either recommended for approval or received a marketing authorization in Europe
  Cash balance on September 30, 2025, of $43 million driven by inventory build-up for new launches, CAPEX and bolt-on acquisition. New working capital option of $100 million will be used for working capital needs.
  Earnings call on Thursday November 13, 2025, 8:00 am ET / 13:00 GMT / 14:00 CET

REYKJAVIK, Iceland, Nov. 12, 2025 (GLOBE NEWSWIRE) --  Alvotech (NASDAQ: ALVO, or the “Company”), a global biotech company specializing in the development and manufacture of biosimilar medicines for patients worldwide, today reported financial results for the first nine months of 2025 and provided a summary of recent pipeline and corporate highlights. Management will conduct a conference call and live audio webcast on November 13, 2025, at 8:00 am ET (13:00 GMT / 14:00 CET).

“The third quarter was marked by robust license revenues and high gross margins, due to the approval of three new biosimilars across key global markets. We also held a leading market position with our Humira biosimilar in the U.S. and Stelara biosimilar in Europe,” said Robert Wessman, Chairman and CEO of Alvotech. “Resolving issues identified during the FDA inspection of our Reykjavik facility in July is a top priority. As we announced earlier, we have revised our full year outlook, to $570-$600 million in top line revenue and adjusted EBITDA of $130-$150 million. I’d like to emphasize that our facility remains FDA approved, and production continues for the U.S. and other markets. We remain confident that we will be the first to launch a biosimilar to Simponi in the UK, the European Economic Area and Japan. We are also expecting launches of our other new biosimilars in Europe during the fourth quarter, and in Japan in the first half of next year, continuing to deliver on our mission to expand patient access to quality biologics. Based on the committed orders we have for our new launches in markets outside the U.S., combined with the growth momentum we are seeing with our currently marketed products, we are well positioned to deliver top-line and EBITDA growth in 2026. We will provide a new future outlook no later than with the full-year 2025 results.”

To support effective leadership in Alvotech’s operations, Joseph McClellan, currently Chief Scientific Officer (CSO), has been appointed Chief Operating Officer. Joseph joined Alvotech in 2019 as CSO. Joseph previously spent 17 years in roles of increasing responsibility at Wyeth and Pfizer in the U.S. At Pfizer, his final position was Head of Global Biosimilars Development, where he oversaw the organization responsible for obtaining global approval of eight biosimilar medicines.

“Joseph has led the success of Alvotech’s high-performing Research & Development organization and of our pipeline development, resulting in regulatory approvals for five biosimilars. His dedication to maintaining high standards of quality and operational excellence position us well to address and resolve any outstanding matters related to the facility,” said Robert.

Business Highlights in Q3 2025

  Marketing approval received in the EEA for Mynzepli®, a biosimilar to Eylea® (aflibercept), commercialized by Advanz.
  Marketing approval received in Japan for biosimilars to Simponi (golimumab), Eylea® (aflibercept) and Ranmark® (deonsumab) commercialized by Fuji Pharma.
  Positive opinion by the European Medicines Agency (EMA)’s Committee for Medicinal Products for Human Use (CHMP) received for biosimilar candidates to Simponi® (golimumab), Prolia® (denosumab) and Xgeva® (denosumab).
  Acceptance by the EMA of Marketing Authorization Application for biosimilar candidate to Xolair (omalizumab), post-period end.
  New leadership structure for the global commercial team. Trisha Durant has joined Alvotech as Senior Vice President, Global Business Development and Commercial Operation, ex-North America. Harshika Sarbajna is Senior Vice President Commercial, North America. Agne Pasko is Vice President Head of Business Development.

Summary of the financial results for the first nine months of 2025

Cash position and sources of liquidity: As of September 30, 2025, the Company maintained cash and cash equivalents of $42.8 million, driven by inventory build-up for new launches, CAPEX and bolt-on acquisitions. New working capital option of $100,0 million will be used for working capital needs. The Company’s total borrowings on September 30, 2025 amounted to $1.1 billion, including $42.7 million of current portions of borrowings, reflecting a well-structured maturity profile designed to support operational execution.

Product and Service Revenue: Product and service revenue increased to $237.4 million for the nine months ended September 30, 2025, marking an 85% increase year-over-year. This growth was driven by the continued commercial expansion of AVT02 across the U.S., Canada, and key European markets, alongside strong uptake of AVT04 in Europe and its successful launch in the U.S.

License and Other Revenue: License and other revenue totaled $182.4 million for the nine months ended September 30, 2025, reflecting a strong contribution from strategic milestone achievements. While lower than the prior year’s $210.5 million—driven by exceptional R&D and performance milestones in 2024—the 2025 results were underpinned by significant progress across Alvotech’s pipeline. Key drivers included $42.1 million from cell line selection milestones across six biosimilar programs, $40.9 million from the successful completion of the process lock phase for AVT10, $23.6 million from the CES study completion and MA submission for AVT23, $18.9 million from the MA submission for AVT03/AVT05/AVT06, and $27.8 million tied to AVT04’s commercial performance in Europe and its U.S. launch.

Cost of product and service revenue: Cost of product and service revenue was $174.3 million for the nine months ended September 30, 2025, reflecting the continued scale-up of commercial operations. The increase from $105.0 million in the prior-year period was primarily driven by expanded market penetration of AVT02 in the U.S. and the global rollout of AVT04, including launches in the U.S., Canada, Japan, and Europe. Importantly, cost efficiencies from lower production-related charges helped temper the overall increase, underscoring Alvotech’s focus on operational discipline amid growth.

Research and development (R&D) expenses: R&D expenses totaled $144.5 million for the nine months ended September 30, 2025, up 10% from $131.1 million for the same period in 2024, reflecting continued investment in advancing our pipeline. The increase was driven by higher costs for programs progressing through clinical phases, notably AVT16 and AVT29, which contributed to a $42.3 million rise in direct program expenses during 2025, and additional R&D activities, partially offset by lower expenses for programs that have reached commercialization (i.e. AVT04), or completed clinical phases (i.e. AVT03, AVT05, and AVT06).

General and administrative (G&A) expenses: G&A expenses totaled $71.3 million for the nine months ended September 30, 2025, compared to $46.4 million for the same period in 2024. The increase reflects strategic investments to strengthen Alvotech’s global platform and support long-term growth. Key drivers included an increase of $14.1 million in third-party services and $4.0 million in transaction-related costs, primarily related to legal proceedings tied to intellectual property, advisory services for the Company’s Swedish listing, and the acquisition of Xbrane’s biosimilar assets. These initiatives underscore Alvotech’s commitment to safeguarding its portfolio and expanding market access, reinforcing the Company’s strategy for sustainable value creation.

Operating profit: Operating profit was $30.0 million for the nine months ended September 30, 2025, compared to $56.2 million in the prior year period. The year-over-year variance primarily reflects the timing of milestone revenue recognition, with 2024 benefiting from a higher concentration of R&D and performance-based milestones. In contrast, 2025 has been characterized by robust product revenue growth across key markets, driven by commercial expansion and new launches. Alvotech continued to invest in commercialization, regulatory advancement, and pipeline expansion, reinforcing its commitment to long-term growth and scalable operations.

Effects resulting from business combination: In the third quarter of 2025, the Company finalized the acquisition and consolidation of Ivers-Lee into its financial statements. This integration resulted in the recognition of an $8 million gain, contributing positively to net profit for the period. This transaction strengthens Alvotech’s packaging and supply capabilities in Europe, supporting future product launches and reinforcing the Company’s vertically integrated platform.

Finance income: Finance income totaled $170.7 million for the nine months ended September 30, 2025, compared to $79.1 million in the prior-year period. The increase was primarily driven by favorable movements in the fair value of derivative liabilities, reflecting a decline in Alvotech’s share price during the period. This non-cash gain highlights the sensitivity of financial instruments to market valuation and underscores the importance of disciplined capital structure management in navigating dynamic equity environments.

Finance costs: Finance costs totaled $108.4 million for the nine months ended September 30, 2025, a significant reduction from $237.7 million in the prior-year period. The decrease reflects the absence of non-cash losses recorded in 2024 related to the fair value of derivative liabilities. Finance costs in 2025 primarily consisted of interest expenses on outstanding debt of $1.1 billion. In contrast, the 2024 nine-month period included $117.5 million in fair value losses on derivative liabilities—driven by an increase in Alvotech’s share price during the period —and $99.7 million in interest charges.

Exchange rate differences: Exchange rate differences resulted in a non-cash loss of $21.2 million for the nine months ended September 30, 2025, compared to a gain of $1.7 million in the prior-year period. The variance was primarily driven by currency fluctuations, notably between the Icelandic krona and the U.S. dollar.

Gain (loss) on modification and extinguishment of financial liabilities: Alvotech continued to strengthen its capital structure through proactive refinancing and debt consolidations initiatives. In June 2025, the Company amended its existing term loan facility, simplifying its structure by consolidating two tranches into one and securing a reduced interest rate of SOFR plus 6.0%. This amendment resulted in a $17.7 million net gain on the modification and extinguishment of financial liabilities, reflecting improved financing terms. In the prior year, Alvotech entered a new $965.0 million term loan facility maturing in July 2029, which triggered the settlement of legacy debt obligations, including the conversion of the 2022 Convertible Bonds and Aztiq Convertible Bonds into ordinary shares. A $69.4 million non-cash loss was recorded in connection with this refinancing. These actions demonstrate Alvotech’s proactive approach to enhancing financial flexibility, reducing interest burden, and positioning the Company for long-term value creation.

Income tax benefit: Alvotech recognized an income tax benefit of $39.8 million for the nine months ended September 30, 2025, compared to an income tax benefit of $8.2 million in the prior-year period. The increase was primarily driven by a $37.9 million benefit resulting from the strengthening of the Icelandic krona against the U.S. dollar, which increased the U.S. dollar value of Icelandic tax loss carryforwards that the Company expects to utilize against future taxable profits. This was partially offset by a $4.9 million tax charge related to profitability generated in Iceland during the period. These dynamics reflect Alvotech’s growing earnings profile and the potential for enhanced future tax efficiency.

Profit / (loss) for the Period: Alvotech reported net profit of $136.5 million for the nine months ended September 30, 2025, or $0.47 per share on a basic and diluted basis—marking a significant turnaround from a net loss of $164.9 million, or ($0.63) per share on a basic and diluted basis, in the prior-year period. The strong improvement reflects robust growth in product revenue, favorable revaluation of derivative liabilities, and reduced finance costs following the Company’s capital structure optimization. These results underscore Alvotech’s progress toward sustainable profitability and its commitment to enhancing shareholder value through disciplined execution and strategic financial management.

Business update conference call
Alvotech will conduct a business update conference call and live audio webcast on Thursday, November 13, at 8:00 am ET (13:00 GMT / 14:00 CET). Registration for the conference call and access to the live audio webcast is found on https://investors.alvotech.com/events/event-details/q3-2025-earnings, where you will also be able to find a replay of the webcast, following the call for 90 days.

About AVT02 (adalimumab)
AVT02 is a monoclonal antibody and has been approved as a biosimilar to Humira® (adalimumab) in over 50 countries globally, including the U.S., Europe, Canada, Australia, Egypt, Saudi Arabia and South Africa. It is currently marketed in the U.S. as SIMLANDI and under private label (adalimumab-ryvk), in Europe as HUKYNDRA, in Canada as SIMLANDI and in Australia as ADALACIP. Dossiers are also under review in multiple countries globally.

About AVT04 (ustekinumab)
AVT04 is a monoclonal antibody and a biosimilar to Stelara® (ustekinumab). AVT04 has been launched in Canada as JAMTEKI, in the EEA as UZPRUVO, in Japan as USTEKINUMAB BS (F) and in the U.S. as SELARSDI (ustekinumab-aekn). Dossiers are also under review in multiple countries globally.

About AVT03
AVT03 is a human monoclonal antibody and a biosimilar candidate to Prolia® and Xgeva® (denosumab), that has received marketing approval in Japan. The European Medicines Agency has also recommended approval of the marketing application for AVT03 for the European Economic Area. Denosumab targets and binds with high affinity and specificity to the RANK ligand membrane protein, preventing the RANK ligand/RANK interaction from occurring, resulting in reduced osteoclast numbers and function, thereby decreasing bone resorption and cancer-induced bone destruction [1]. Dossiers are also under review in multiple countries globally.

About AVT05
AVT05 is a biosimilar candidate for Simponi® and Simponi Aria® (golimumab). The biosimilar to Simponi has received marketing approval in Japan and the United Kingdom. The European Medicines Agency has also recommended approval of the marketing application for the Simponi biosimilar for the European Economic Area. Golimumab is a monoclonal antibody that inhibits tumor necrosis factor alpha (TNF alpha). Elevated TNF alpha levels have been implicated in the pathophysiology of several chronic inflammatory diseases such as rheumatoid arthritis, psoriatic arthritis, and ankylosing spondylitis [2]. Dossiers are also under review in multiple countries globally.

About AVT06
AVT06 is a recombinant fusion protein and biosimilar for Eylea® (aflibercept), that has been approved in the U.K., European Economic Area and Japan. Aflibercept binds vascular endothelial growth factors (VEGF), inhibiting the binding and activation of VEGF receptors, neovascularization, and vascular permeability [3]. AVT06/AVT29 are investigational products and have not received regulatory approval in any country. Biosimilarity has not been established by regulatory authorities and is not claimed.

About AVT29
AVT29 is a recombinant fusion protein and proposed biosimilar for Eylea® HD (aflibercept). Aflibercept binds vascular endothelial growth factors (VEGF), inhibiting the binding and activation of VEGF receptors, neovascularization, and vascular permeability [3]. AVT29 is an investigational product and has not received regulatory approval in any country. Biosimilarity has not been established by regulatory authorities and is not claimed.

About AVT10
AVT10 is a proposed biosimilar to Cimzia® (certolizumab pegol). Certolizumab pegol is a monoclonal antibody fragment that inhibits tumor necrosis factor alpha (TNF alpha) and is indicated for a variety of inflammatory diseases [4]. AVT10 is an investigational product and has not received regulatory approval in any country. Biosimilarity has not been established by regulatory authorities and is not claimed.

About AVT16
AVT16 is a human monoclonal antibody and a biosimilar candidate to Entyvio® (vedolizumab). Vedolizumab targets and binds specifically to the alpha-4-beta-7 protein, which is preferentially expressed on T helper lymphocytes (white blood cells) which migrate into the gastrointestinal tract and cause inflammation characteristic of Ulcerative Colitis and Chron’s disease [5]. AVT16 is an investigational product and has not received regulatory approval in any country. Biosimilarity has not been established by regulatory authorities and is not claimed.

About AVT23
AVT23 is a proposed biosimilar to Xolair® (omalizumab). Omalizumab is a humanized monoclonal antibody that targets free immunoglobulin E (IgE). Xolair, which contains omalizumab, is indicated for severe persistent allergic asthma and chronic rhinosinusitis with nasal polyps (CRSwNP) [6]. AVT23 is an investigational product and has not received regulatory approval in any country. Biosimilarity has not been established by regulatory authorities and is not claimed.

Sources
[1] Prolia product information
[2] Simponi product information
[3] Eylea product information
[4] Cimzia product information
[4] Entyvio product information
[6] Xolair product information

Use of trademarks
Stelara®, Simponi® and Simponi Aria ® are registered trademarks of Johnson & Johnson. Humira® is a registered trademark of AbbVie Biotechnology Ltd. Eylea® is a registered trademark of Regeneron Pharmaceuticals Inc and Bayer AG. Prolia® and Xgeva® are registered trademarks of Amgen Inc. JAMTEKI™ is a trademark of JAMP Pharma Group. UZPRUVO® and HUKYNDRA® are registered trademarks of STADA and Alvotech. ADALICIP is a registered trademark of Cipla Australia. Xolair® is a registered trademarks of Novartis AG.

About Alvotech
Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products, and services, enabled by a fully integrated approach and broad in-house capabilities. Alvotech has launched two biosimilars. The current development pipeline includes nine disclosed biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical Industries Ltd. (US), STADA Arzneimittel AG (EU), Fuji Pharma Co., Ltd (Japan), Advanz Pharma (EEA, UK, Switzerland, Canada, Australia and New Zealand), Dr. Reddy’s (EEA, UK and US), Biogaran (FR), Cipla/Cipla Gulf/Cipla Med Pro (Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of product(s) and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

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Alvotech Forward Looking Statements
Certain statements in this communication may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements include, for example, Alvotech’s expectations regarding competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, regulatory submissions, review and interactions, the potential approval and commercial launch of its product candidates, the timing of regulatory approval, market launches and financial projections. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to factors set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time-to-time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, assurance, prediction or definitive statement of a fact or probability. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed.

ALVOTECH INVESTOR RELATIONS

Benedikt Stefansson, VP Investor Relations and Global Communication (IS)
alvotech.ir@alvotech.com

Patrik Ling, VP Investor Relations Scandinavia (SE)
patrikl@alvotech.com

Balaji Prasad, Chief Strategy Officer (US)
balajip@alvotech.com

Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income or Loss for the nine months ended 30 September 2025 and 2024

USD in thousands, except for per share amounts	Nine months ended 30 September 2025	Nine months ended 30 September 2024
Product and service revenue	237,382	128,018
License and other revenue	182,366	210,459
Other income	261	160
Cost of product and service revenue	(174,278)	(104,979)
Research and development expenses	(144,508)	(131,050)
General and administrative expenses	(71,271)	(46,435)
Operating profit	29,952	56,173
Loss on sale of interest in joint venture	—	(2,970)
Effects resulting from business combination	7,977	—
Finance income	170,687	79,079
Finance costs	(108,449)	(237,683)
Exchange rate differences	(21,226)	1,657
Gain / (loss) on modification and extinguishment of financial liabilities	17,703	(69,378)
Non-operating profit / (loss)	66,692	(229,295)
Profit / (loss) before taxes	96,644	(173,122)
Income tax benefit	39,822	8,225
Profit / (loss) for the period	136,466	(164,897)
Other comprehensive profit / (loss)
Item that will be reclassified to profit or loss in subsequent periods:
Exchange rate differences on translation of foreign operations	3,310	1,347
Total comprehensive profit / (loss)	139,776	(163,550)
Profit / (loss) per share
Basic profit / (loss) for the period per share	0.47	(0.63)
Diluted profit / (loss) for the period per share	0.47	(0.63)

Unaudited Condensed Consolidated Interim Statements of Financial Position as of 30 September 2025 and 31 December 2024

USD in thousands
Non-current assets	30 September 2025	31 December 2024
Property, plant and equipment	352,471	284,546
Right-of-use assets	141,709	125,198
Goodwill	12,803	11,330
Other intangible assets	61,869	20,621
Contract assets	58,696	22,710
Other long-term financial assets	4,394	—
Other long-term assets	4,727	3,615
Deferred tax assets	340,503	298,360
Total non-current assets	977,172	766,380
Current assets
Inventories	207,729	127,889
Trade receivables	58,308	160,217
Contract assets	63,043	67,304
Other current assets	59,078	48,064
Receivables from related parties	1,000	118
Cash and cash equivalents	42,848	51,428
Total current assets	432,006	455,020
Total assets	1,409,178	1,221,400

Unaudited Condensed Consolidated Interim Statements of Financial Position as of 30 September 2025 and 31 December 2024

USD in thousands
Equity	30 September 2025	31 December 2024
Share capital	2,926	2,826
Share premium	2,103,813	2,007,058
Other reserves	16,649	17,272
Translation reserve	1,092	(2,218)
Accumulated deficit	(2,301,243)	(2,437,709)
Total equity	(176,763)	(412,771)
Non-current liabilities
Borrowings	1,081,626	1,035,882
Derivative financial liabilities	42,702	210,224
Lease liabilities	144,516	112,137
Contract liabilities	5,489	80,721
Deferred tax liability	7,539	1,811
Total non-current liabilities	1,281,872	1,440,775
Current liabilities
Trade and other payables	91,628	67,126
Lease liabilities	13,297	9,515
Current maturities of borrowings	42,722	32,702
Liabilities to related parties	4,353	8,465
Contract liabilities	49,923	15,980
Taxes payable	1,769	204
Other current liabilities	100,377	59,404
Total current liabilities	304,069	193,396
Total liabilities	1,585,941	1,634,171
Total equity and liabilities	1,409,178	1,221,400

Unaudited Condensed Consolidated Interim Statements of Cash Flows for the nine months ended 30 September 2025 and 2024

USD in thousands
Cash flows from operating activities	Nine months ended 30 September 2025	Nine months ended 30 September 2024
Profit / (loss) for the period	136,466	(164,897)
Adjustments for non-cash items:
Depreciation and amortization	27,438	23,146
Effects resulting from business combination	(7,977)	—
Change in allowance for receivables	703	—
Change in inventory reserves	8,713	(3,531)
Share-based payments	6,166	7,881
Loss on disposal of property, plant and equipment	—	184
Loss on sale of interest in joint venture	—	2,970
(Gain) / loss on modification and extinguishment of financial liabilities	(17,703)	69,378
Finance income	(170,687)	(79,079)
Finance costs	108,449	237,683
Exchange rate difference	21,226	(1,657)
Income tax benefit	(39,822)	(8,225)
Operating cash flow before movement in working capital	72,972	83,853
Increase in inventories	(85,871)	(47,050)
Decrease / (increase) in trade receivables	100,235	(36,128)
Increase in receivables with related parties	(882)	(8,367)
Increase in contract assets	(29,333)	(50,907)
Increase in other assets	(8,169)	(9,853)
Increase / (decrease) in trade and other payables	25,092	(27,937)
Decrease in contract liabilities	(49,694)	(30,474)
Decrease in liabilities with related parties	(1,205)	—
Increase / (decrease) in other liabilities	12,070	(18,721)
Cash from (used in) operations	35,215	(145,584)
Interest received	294	97
Interest paid	(22,338)	(51,583)
Income tax paid	(455)	(571)
Net cash from (used in) operating activities	12,716	(197,641)
Cash flows from investing activities
Acquisition of property, plant and equipment	(55,731)	(24,091)
Acquisition of intangible assets	(24,632)	(1,857)
Net cash outflow on acquisition of subsidiary	(14,036)	—
Restricted cash in connection with amended bond agreement	—	26,132
Proceeds from the sale in joint venture	5,950	12,000
Net cash (used in) from investing activities	(88,449)	12,184

Cash flows from financing activities	Nine months ended 30 September 2025	Nine months ended 30 September 2024
Repayments of borrowings	(18,402)	(745,448)
Repayments of principal portion of lease liabilities	(8,285)	(7,669)
Proceeds from new borrowings	12,028	900,805
Transaction cost from new borrowings	—	(4,236)
Gross proceeds from equity offering	82,481	150,451
Fees from equity offering	(3,759)	(5,812)
Proceeds from warrants	—	4,843
Stock options exercised	—	76
Net cash generated from financing activities	64,063	293,010
(Decrease) increase in cash and cash equivalents	(11,670)	107,553
Cash and cash equivalents at the beginning of the year	51,428	11,157
Effect of movements in exchange rates on cash held	3,090	(436)
Cash and cash equivalents at the end of the period	42,848	118,274